

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2024

Tjin Patrick Soetanto
Chief Executive Officer
NusaTrip Incorporated
28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A
RT.5/RW.4, Karet, Semanggi
Kota Jakarta Selatan
Daerah Khusus Ibukota
Jakarta 12930, Indonesia

> **Re: NusaTrip Incorporated**
> **Registration Statement on Form S-1**
> **Filed November 19, 2024**
> **File No. 333-283323**

Dear Tjin Patrick Soetanto:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Prospectus Summary
Overview, page 1

1.   In your prior filing on October 24, 2024, you stated that you employed more than 100 staff members in your offices in Jakarta, Vietnam and Singapore. Revise to provide the reasons for and the timing of any company actions which resulted in the 35% decrease you now show as of September 30, 2024.

Capitalization, page 38

2.   Please expand or correct as necessary, the following disclosures surrounding the
        capitalization table to support the amounts presented:

- Expand your disclosures preceding the capitalization table to clearly state the
  basis for the amounts presented in the pro forma and pro forma as adjusted
  columns.
- Revise or tell us how you calculated the $16,233,322 in pro forma and pro forma
  as adjusted cash.
- Revise the line item description labeled "Treasury shares" to correctly identify
  these shares as Series X Super Voting Preferred Stock.
- Revise or tell us why the Series X Super Voting Preferred Stock should remain in
  the pro forma and pro forma as adjusted columns as these shares were canceled in
  October 2024.
- Revise the number of pro forma as adjusted common shares outstanding listed in
  the Common Stock line item to correctly include 1,066,668 shares.
- Revise or tell us why the underwriter discount and other offering related expenses
  are not classified within Additional Paid-In Capital.

Dilution, page 39

3.   Please expand your qualitative disclosures on page 39 regarding net tangible assets
        and dilution before and after the offering to clearly state whether the amounts
        disclosed consider the impact of both the offering of 2,700,000 shares at an assumed
        initial public offering price of US$4.50 per share, after deducting underwriting
        discounts and estimated offering expenses, and the conversion of the convertible notes
        issued in October 2024 into 1,066,668 shares. Your current disclosures are unclear as
        they refer only to the offering; however, the dilution amounts take into consideration
        the impact of the shares issued upon conversion of the notes.

4.   Please revise to exclude intangible assets from your historical and adjusted net
        tangible book value and per share information.

        We remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

      Please contact Joanna Lam at 202-551-3476 or Shannon Buskirk at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Levenberg at 202-551-3707 or Kevin Dougherty at 202-551-3271 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Energy & Transportation

cc: Ted Paraskevas, Esq., of Loeb & Loeb LLP